FOR IMMEDIATE RELEASE

DELAWARE INVESTMENTS® GLOBAL DIVIDEND AND INCOME FUND, INC.
ANNOUNCES FINAL RESULTS OF TENDER OFFER

PHILADELPHIA, JULY 2, 2009 – Delaware Investments Global Dividend and Income Fund, Inc. (NYSE: DGF) (the "Fund"), a closed-end management investment company, today announced the final results of its tender offer for up to 259,528 shares of its common stock representing up to 5 percent of its issued and outstanding shares of common stock. The offer expired at 11:59 p.m., New York City time, on Friday, June 26, 2009.

Based on a count by Mellon Investor Services, LLC, the depositary for the tender offer, approximately 448,690.0000 shares of common stock, or approximately 8.6443 percent of the Fund's common stock outstanding, were tendered, and 259,528 have been accepted for cash payment at a price equal to $5.90, the Fund's net asset value ("NAV") as of the close of regular trading on the New York Stock Exchange on June 29, 2009. Since the tender offer was oversubscribed, all tenders of shares are subject to proration (at a ratio of approximately .588036592) in accordance with terms of the tender offer. Following the purchase of the tendered shares, the Fund will have approximately 4,931,031 shares of common stock outstanding.

The Fund is a diversified, closed-end fund. The Fund’s primary investment objective is to seek high current income; capital appreciation is a secondary objective. The Fund seeks to achieve its objectives by investing, under normal circumstances, at least 50% of its total assets in income-generating equity securities, including dividend-paying common stocks, convertible securities, preferred stocks, and other equity-related securities of U.S. and foreign issuers. Up to 50% of the Fund’s total assets may be invested in nonconvertible debt securities consisting primarily of government and high-yield, high-risk corporate bonds of U.S. and foreign issuers.

Under normal market conditions, the Fund will invest: (1) at least 50% of its total assets in securities of U.S. issuers; and (2) at least 40% of its assets (including leveraged assets) in securities of non-U.S. issuers, unless market conditions are not deemed favorable by the manager, in which case the Fund would invest at least 30% of its assets (including leveraged assets) in securities of non-U.S. issuers. The Fund may not, however, invest more than 50% of its total assets in the securities of any developed or emerging markets foreign country.

The Fund utilizes leveraging techniques in an attempt to obtain a higher return for the Fund. There is no assurance that the Fund will achieve its investment objectives.

In 1995, the Fund implemented a managed distribution policy. Under the policy, the Fund is managed with a goal of generating as much of the distribution as possible from net investment income and short-term capital gains. The balance of the distribution will then come from long-term capital gains to the extent permitted and, if necessary, a return of capital.

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DELAWARE INVESTMENTS® GLOBAL DIVIDEND AND INCOME FUND, INC.
ANNOUNCES FINAL RESULTS OF TENDER OFFER/PAGE 2

About Delaware Investments:

Delaware Investments, an affiliate of Lincoln Financial Group, is a Philadelphia-based diversified asset management firm with more than $110 billion in assets under management as of March 31, 2009. Through a broad range of managed accounts and portfolios, mutual funds, retirement accounts, sub-advised funds, and other investment products, Delaware Investments provides investment services to individual investors and to institutional investors such as private and public pension funds, foundations, and endowment funds. Delaware Investments is the marketing name for Delaware Management Holdings, Inc. and its subsidiaries. For more information on Delaware Investments, visit the company at www.delawareinvestments.com, or for shareholder related questions, call 800 523-1918. Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE: LNC) and its affiliates. For more information on Lincoln Financial Group, visit www.lincolnfinancial.com.

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Contact:	Ayele Ajavon	Laurel O’Brien
	Media Relations	Media Relations
	Delaware Investments	Delaware Investments
	215 255-1632	484 583-1735
	AAjavon@delinvest.com	Laurel.OBrien@lfg.com